UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On July 6, 2026, Mr. Choi, Hoe-Yong was appointed by the Minister of the Ministry of Finance and Economy as non-standing directors of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on July 7, 2026 and ending on July 6, 2028, in replacement of the former non-standing director, Mr. Kang, Hoon.

Biographic details of the non-standing director is set forth below.

Name	Biographic details

Choi, Hoe-Yong

•

Gender: Male

•

Month and Year of Birth: March 1975

•

Current Position:

-   Representative Certified Tax Accountant(CTA), Hangil Tax & Accounting Office

•

Previous Positions:

-   Policy Advisory Committee Member, Presidential Committee on Autonomy and Decentralization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: July 7, 2026